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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           EOTT ENERGY PARTNERS, L.P.

                                 SEC FILE NUMBER
                                     1-12872

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                           NOTIFICATION OF LATE FILING

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                                  CUSIP NUMBER
                                    294103106

                                  (CHECK ONE):
     [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

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         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

Full Name of Registrant         EOTT Energy Partners, L.P.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)

                                2000 West Sam Houston Parkway South
                                Suite 400

City, State and Zip Code

                                Houston, Texas 77042

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Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]            (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition portion thereof, could not be filed within the prescribed time period.

         EOTT Energy Partners, L.P. ("EOTT") is unable to file its 10-K for the period ending December 31, 2001 because the withdrawal of its former auditor, Arthur Andersen LLP, on February 5, 2002, has delayed the completion of EOTT's audit for 2001. A Form 8-K filing concerning the withdrawal of Arthur Andersen was made on February 11, 2002. After diligent efforts to find a replacement auditor, on March 25, 2002, EOTT announced its selection of PricewaterhouseCoopers LLP ("PWC") as its new auditor. PWC has begun its audit of EOTT's 2001 results, however, the timing for completion and issuance of PWC's audit report is dependent on EOTT's reconstitution of an independent audit committee. EOTT is in the process of reviewing candidates for the Board of Directors of its general partner, who would replace board and audit committee members who recently resigned and who would qualify as independent directors for the audit committee. As a result of the above, the Form 10-K cannot be completed by April 1, 2002.

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Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

             Lori L. Maddox                713                    993-5209
             --------------            -----------           ------------------
                (NAME)                 (AREA CODE)           (TELEPHONE NUMBER)

         (2) Have all other periodic reports required under Section 13 or 15(d) the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) filed? If answer is no, identify report(s).

[X] Yes [ ] No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No


             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         EOTT anticipates there will be no significant changes in its net income for 2001 compared to the prior year, other than an expected non-cash impairment of approximately $29 million for the write-down of EOTT's storage and tolling contracts with Enron Gas Liquids, Inc. ("EGLI"), a wholly-owned subsidiary of Enron that is in bankruptcy.

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                           EOTT Energy Partners, L.P.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                       EOTT ENERGY PARTNERS, L.P.
                                       (A Delaware limited partnership)
                                       (Registrant)
                                       By: EOTT ENERGY CORP., as General Partner

Date: April 1, 2002                    By:  /s/ LORI MADDOX
                                           -------------------------------------
                                       Name:    Lori Maddox
                                       Title:   Vice President and Controller
                                                (Principal Accounting Officer)


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